UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

THE SPENDSMART PAYMENTS COMPANY
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

848324208
(CUSIP Number)

Alex Minicucci Chief Executive Officer 2680 Berkshire Pkwy, Suite 130 Des Moines, IA 50325 Phone: (866) 497-6081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	848324208

1.	Names of Reporting Person: Alex Minicucci
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 3,882,500
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,882,500
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,882,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 24.8%
14.	Type of Reporting Person (See Instructions): IN

* Based on 15,648,527 shares of Company Common Stock.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of The SpendSmart Payments Company, a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 2680 Berkshire Pkwy, Suite 130 Des Moines, IA 50325

Item 2. Identity and Background

(a)-(c), (f)	This Schedule 13D is being filed by Alex Minicucci, a natural person who is a United States citizen (the “Reporting Person”). The Reporting Person’s business address is 2680 Berkshire Pkwy, Suite 130 Des Moines, IA 50325.

(d), (e)	The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 11, 2014, the Company, through its wholly-owned subsidiary The SpendSmart Payments Company, a California corporation (the “Subsidiary”), purchased substantially all of the assets of Intellectual Capital Management, Inc., d/b/a SMS Masterminds (“SMS”) a Nevada corporation, pursuant to the terms of an Asset Purchase Agreement (the “Asset Purchase Agreement”). In conjunction with the purchase of substantially all of the assets of SMS, the Company, through the Subsidiary acquired all of the goodwill owned by Alex Minicucci, the Chief Executive Officer of SMS, relating to SMS, pursuant to the terms of a Goodwill Purchase Agreement (the “Goodwill Purchase Agreement”) (the closing of the Asset Purchase Agreement and Goodwill Purchase Agreement collectively referred to as the “SMS Acquisition”).

Pursuant to the Asset Purchase Agreement, the Company acquired all of the assets of SMS. In consideration of the purchased assets, the Company agreed to issued to SMS five million two hundred and fifty thousand shares of the Company’s common stock, of which three million eight hundred eighty two thousand five hundred shares of common stock were issued to Mr. Minicucci.

Item 4. Purpose of Transaction

On February 11, 2014, the Company entered into subscription agreements (“Subscription Agreement”) with accredited investors pursuant to which the Company issued 1,131,099 shares of its newly designated Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and warrants to purchase 4,524,396 shares of our common stock (the “Common Stock”) exercisable during the five-year period commencing on the date of issuance at $1.10 per share (the “Warrants”) (collectively the “Offering”). The Offering resulted in gross proceeds of approximately $3,393,270. The Series C Preferred Stock and the Warrants were offered and sold without registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On February 11, 2014, immediately after the closing of the Offering, the Company, through its Subsidiary, closed on the Asset Purchase Agreement and Goodwill Purchase Agreement, whereby the Company acquired substantially all of the assets of SMS and all of the goodwill relating to SSM from Mr. Minicucci.

Pursuant to the Asset Purchase Agreement, the Company acquired all of the assets of SMS. In consideration of the purchased assets, the Company agreed to issued to SMS five million two hundred and fifty thousand shares of the Company’s common stock. Pursuant to the Goodwill Purchase Agreement, the Company agreed to pay Mr. Minicucci: (i) cash in the amount of four hundred and fifty thousand dollars in the aggregate upon the closing of a minimum of three million dollars in gross proceeds raised in a financing transaction; (ii) cash in the amount of four hundred and fifty thousand dollars in the aggregate upon the closing of a minimum of seven million dollars in gross proceeds raised in a financing transaction; (iii) an earn-out payment relating to fifteen percent of the earnings generated by the SMS after the acquisition; and (iv) an additional earn-out payment tied to the EBITDA of the Company after the acquisition of SMS. Pursuant to the terms of the Asset Purchase Agreement, Mr. Minicucci was appointed to the Company’s Board of Directors and retains the right to select one additional director to fill the next available vacancy on the Company’s Board of Directors.

On February 11, 2014, in conjunction with the closing of the SMS Acquisition, Mr. Alex Minicucci was appointed as the Chief Executive Officer and a director of the Company. In connection with the appointment of Mr. Minicucci as Chief Executive Officer, the Company and Mr. Minicucci entered into an employment agreement (the “Minicucci Employment Agreement”). The Minicucci Employment Agreement has an initial term of three years. The Minicucci Employment Agreement provides for the payment of a base salary of $375,000 per year (subject to discretionary increases by the Board). The Minicucci Employment Agreement provides that Mr. Minicucci is entitled to usual and customary benefits and also contains usual and customary restrictive covenants (including non-competition, non-solicitation and confidentiality).

Item 5. Interest in Securities of the Issuer

(a) and (b)	As of February 21, 2013, the Reporting Person beneficially owns 3,882,500 shares of Common Stock, representing approximately 24.8% of the shares of Common Stock outstanding and has sole voting control over such shares.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby are incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock of The SpendSmart Payments Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2014).
2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 24, 2013).
3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 24, 2013).
4	Minicucci Employment Agreement, dated February 11, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 24, 2013).
5	Amended and Restated Asset Purchase Agreement by and among The SpendSmart Payments Company, a Colorado corporation, The SpendSmart Payments Company, a California corporation and Intellectual Capital Management, Inc., d/b/a SMS Masterminds, a Nevada corporation, dated December 18, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 24, 2013).
10.4	Goodwill Purchase Agreement by and among The SpendSmart Payments Company, a Colorado corporation, The SpendSmart Payments Company, a California corporation and Alex Minicucci, individually, dated December 18, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 24, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2014

By:	/s/ Alex Minicucci
Name:	Alex Minicucci